# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Entravision Communications Corporation, CIK 0001109116
CUSIP: 29382R107
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 1 Estrella Way, Burbank, California (CA), 91504
Date of event which requires filing of this statement: 05/19/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001965002

## Reporting persons
- Alexandra Seros, as Trustee of The Survivor's Trust under the Seros Ulloa Family Trust of 1996: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 6,823,139; shared voting power 0; sole dispositive power 6,823,139; shared dispositive power 0; aggregate amount beneficially owned 6,823,139 (8.25% of the class)
  Comment: (1) The amount set forth in rows 5, 7 and 9 above consists of 6,823,139 shares of Class A Common Stock held of record by Alexandra Seros, as Trustee of The Survivor's Trust (the "Survivor's Trust") under The Seros Ulloa Family Trust of 1996 (the "The Seros Ulloa Family Trust"). Ms. Seros, who was the wife of the Company's late founder, Walter Ulloa, has sole voting and dispositive power over the shares held of record by the Survivor's Trust.
  (2) The percent of class set forth in row 11 above was calculated based on 82,686,451 shares of the Issuer's Class A Common Stock outstanding as of May 1, 2026, as disclosed in the Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission (the "SEC") by Entravision Communications Corporation on May 5, 2026.
- Alexandra Seros, as Trustee of The Non-Exempt Marital Trust under The Seros Ulloa Family Trust of 1996: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 1,087,571; shared voting power 0; sole dispositive power 1,087,571; shared dispositive power 0; aggregate amount beneficially owned 1,087,571 (1.32% of the class)
  Comment: (1) The amount set forth in rows 5, 7 and 9 above consists of 1,087,571 shares of Class A Common Stock held of record by Alexandra Seros, as Trustee of The Non-Exempt Marital Trust (the "Non-Exempt Marital Trust") under The Seros Ulloa Family Trust. Ms. Seros, who was the wife of the Company's late founder, Walter Ulloa, has sole voting and dispositive power over the shares held of record by the Non-Exempt Marital Trust.
  (2) The percent of class set forth in row 11 above was calculated based on 82,686,451 shares of the Issuer's Class A Common Stock outstanding as of May 1, 2026, as disclosed in the Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission (the "SEC") by Entravision Communications Corporation on May 5, 2026.
- Alexandra Seros, as Trustee of The Bypass Trust under The Seros Ulloa Family Trust of 1996: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 344,840; shared voting power 0; sole dispositive power 344,840; shared dispositive power 0; aggregate amount beneficially owned 344,840 (0.42% of the class)
  Comment: (1) The amount set forth in rows 5, 7 and 9 above consists of 344,840 shares of Class A Common Stock held of record by Alexandra Seros, as Trustee of The Bypass Trust (the "Bypass Trust") under The Seros Ulloa Family Trust. Ms. Seros, who was the wife of the Company's late founder, Walter Ulloa, has sole voting and dispositive power over the shares held of record by the Bypass Trust.
  (2) The percent of class set forth in row 11 above was calculated based on 82,686,451 shares of the Issuer's Class A Common Stock outstanding as of May 1, 2026, as disclosed in the Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission (the "SEC") by Entravision Communications Corporation on May 5, 2026.
- Alexandra Seros: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 8,255,550; shared voting power 0; sole dispositive power 8,255,550; shared dispositive power 0; aggregate amount beneficially owned 8,255,550 (9.98% of the class)
  Comment: (1) The amount set forth in rows 5, 7 and 9 above consists of 6,823,139 shares of Class A Common Stock held of record by Alexandra Seros, as Trustee of the Survivor's Trust, 1,087,571 shares of Class A Common Stock held of record by Ms. Seros, as Trustee of the Non-Exempt Marital Trust, and 344,840 shares of Class A Common Stock held of record by Ms. Seros, as Trustee of the Non-Exempt Marital Trust. Ms. Seros has sole voting and dispositive power over the shares held of record by the Survivor's Trust, the Non-Exempt Marital Trust and the Bypass Trust.
  (2) The percent of class set forth in row 11 above was calculated based on 82,686,451 shares of the Issuer's Class A Common Stock outstanding as of May 1, 2026, as disclosed in the Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission (the "SEC") by Entravision Communications Corporation on May 5, 2026.

## Item 1. Issuer
Name of issuer: Entravision Communications Corporation
Address of issuer's principal executive offices: 1 Estrella Way, Burbank, CA 91504

## Item 2. Person Filing
Name of person filing:
This Statement is being filed by jointly by the following persons:

Alexandra Seros, Individually ("Seros");

Alexandra Seros, as Trustee for The Survivor's Trust (the "Survivor's Trust") under the Seros Ulloa Family Trust of 1996 (the "Seros Ulloa Family Trust");

Alexandra Seros, as Trustee for The Non-Exempt Marital Trust (the "Non-Exempt Marital Trust") under the Seros Ulloa Family Trust;

Alexandra Seros, as Trustee for The Bypass Trust (the "Bypass Trust") under the Seros Ulloa Family Trust; and

(each a "Reporting Person" and collectively the "Reporting Persons")
Address of principal business office or, if none, residence:
The business address for each of the Reporting Persons is:
c/o Entravision Communications Corporation
1 Estrella Way
Burbank, CA 91504
Citizenship: Each of the Survivor's Trust, Non-Exempt Marital Trust and Bypass Trust under the Seros Ulloa Family Trust is a trust created under the laws of California.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the response(s) to Item 9 on the attached cover page(s).
Percent of class: See the response(s) to Item 11 on the attached cover page(s).
Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).
Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).
Sole power to dispose or to direct the disposition: See the response(s) to Item 7 on the attached cover page(s).
Shared power to dispose or to direct the disposition: See the response(s) to Item 8 on the attached cover page(s).

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1 Power of Attorney - Alexandra Seros (incorporated by reference to Exhibit 99.2 to Amendment No. 5 to the Schedule 13D filed with the U.S. Securities and Exchange Commission on May 7, 2026).
Exhibit 99.2 Joint Filing Agreement.

## Signatures
- Alexandra Seros, as Trustee of The Survivor's Trust under the Seros Ulloa Family Trust of 1996: /s/ Jeffrey C. DeMartino, Jeffrey C. DeMartino, by power of attorney for Alexandra Seros, Trustee (05/21/2026)
- Alexandra Seros, as Trustee of The Non-Exempt Marital Trust under The Seros Ulloa Family Trust of 1996: /s/ Jeffrey C. DeMartino, Jeffrey C. DeMartino, by power of attorney for Alexandra Seros, Trustee (05/21/2026)
- Alexandra Seros, as Trustee of The Bypass Trust under The Seros Ulloa Family Trust of 1996: /s/ Jeffrey C. DeMartino, Jeffrey C. DeMartino, by power of attorney for Alexandra Seros, Trustee (05/21/2026)
- Alexandra Seros: /s/ Jeffrey C. DeMartino, Jeffrey C. DeMartino, by power of attorney for Alexandra Seros (05/21/2026)